SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Stamps.com, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

852857101
(CUSIP Number)

December 31, 2000
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/    / Rule 13d-1(b)
/    / Rule 13d-1(c)
/ X / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 4,110,449 shares, which constitutes approximately 8.3% of the 49,395,729 shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Unless otherwise stated, all ownership percentages set forth herein assume that there are 49,359,729 shares outstanding.


CUSIP No. 852857101

1.     Name of Reporting Person:

       SBIC Partners, L.P.

2.     Check the Appropriate Box if a Member of a Group:

       (a) /  /

       (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: Texas

                       5.  Sole Voting Power: 4,074,449 (1)
Number of
Shares
Beneficially      6.  Shared Voting Power: -0-
Owned By
Each
Reporting         7.  Sole Dispositive Power: 4,074,449 (1)
Person
With
                        8.  Shared Dispositive Power: -0-

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

       4,074,449

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

       / /

11.    Percent of Class Represented by Amount in Row (9): 8.3%

12.    Type of Reporting Person: PN
--------------
(1)    Power is exercised through its managing general partner, Forrest Binkley & Brown L.P.

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CUSIP No. 852857101

1.     Name of Reporting Person:

       Jeffrey J. Brown

2.     Check the Appropriate Box if a Member of a Group:

       (a) / /

       (b) /X/

3.     SEC Use Only

4.     Citizenship or Place of Organization: United States

                         5.  Sole Voting Power: -0-
Number of
Shares
Beneficially        6.  Shared Voting Power: 4,074,449 (1)
Owned By
Each
Reporting           7.  Sole Dispositive Power: -0-
Person
With
                         8.  Shared Dispositive Power: 4,074,449 (1)

9.     Aggregate Amount Beneficially Owned by Each Reporting Person:

       4,110,449 (1)(2)

10.     Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

       /  /

11.     Percent of Class Represented by Amount in Row (9): 8.3% (3)

12.     Type of Reporting Person: IN
--------------
(1)     Solely in his capacity as an executive officer, director and shareholder of Forrest Binkley and Brown Venture Co., general partner of Forrest Binkley and Brown L.P., managing general partner of SBIC Partners, L.P. with respect to 4,074,449 shares of Stock.
(2)     Assumes the exercise of director options held by Mr. Brown to purchase 36,000 shares of Common Stock.
(3)     Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 49,395,729 shares of the Stock outstanding.

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     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated February 11, 2000 (the "Schedule 13G"), relating to the Common Stock, par value $0.001 per share (the "Stock"), of Stamps.com, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 4. Ownership.

Item 4 is hereby amended and restated in its entirety as follows:

(a) - (b)

Reporting Persons

SBIC

The aggregate number of shares of the Stock that SBIC owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,074,449, which constitutes approximately 8.3% of the outstanding shares of the Stock.

Brown

Because of his position as an executive officer, director and shareholder of FBB Venture, and because he holds director stock options to purchase 36,000 shares of the Stock, Brown may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,110,449 shares of the Stock, which constitutes approximately 8.3% of the 49,395,729 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

Controlling Persons

FBB

Because of its position as the managing general partner of SBIC, FBB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,074,449 shares of the Stock, which constitutes approximately 8.3% of the outstanding shares of the Stock.

FBB Venture

Because of its position as the sole general partner of FBB, FBB Venture may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,074,449 shares of the Stock, which constitutes approximately 8.3% of the outstanding shares of the Stock.

Forrest

Because of his position as an executive officer, director and shareholder of FBB Venture, Forrest may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,074,449 shares of the Stock, which constitutes approximately 8.3% of the outstanding shares of the Stock.

Binkley

Because of his position as an executive officer, director and shareholder of FBB Venture, Binkley may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,074,449 shares of the Stock, which constitutes approximately 8.3% of the outstanding shares of the Stock.

To the best of the knowledge of each of the Item 2 Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)

Reporting Persons

SBIC

Acting through its managing general partner, SBIC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 4,074,449 shares of the Stock.

Brown

Solely in his capacity as an executive officer, director and shareholder of FBB Venture, Brown has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,074,449 shares of the Stock.

Controlling Persons

FBB

As the managing general partner of SBIC, FBB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,074,449 shares of the Stock.

FBB Venture

As the sole general partner of FBB, FBB Venture has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,074,449 shares of the Stock.

Forrest

Solely in his capacity as an executive officer, director and shareholder of FBB Venture, Forrest has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,074,449 shares of the Stock.

Binkley

Solely in his capacity as an executive officer, director and shareholder of FBB Venture, Binkley has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 4,074,449 shares of the Stock.


After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:        February 7, 2001

SBIC PARTNERS, L.P.

By: Forrest Binkley & Brown L.P.,
    General partner

    By: Forrest Binkley & Brown Venture Co.,
          General partner

       By: /s/ Gregory J. Forrest
            Gregory J. Forrest,
            Office of the President

       By: /s/ Nicholas B. Binkley
            Nicholas B. Binkley,
            Office of the President

       By: /s/ Jeffrey J. Brown
            Jeffrey J. Brown,
            Office of the President

/s/ Jeffrey J. Brown
Jeffrey J. Brown